Exhibit 99.2

Gamida Cell Announces Closing of $75 Million Public Offering, Including Full Exercise of
Underwriters’ Option to Purchase Additional Shares

BOSTON, Mass., December 21, 2020 – Gamida Cell Ltd. (Nasdaq: GMDA), an advanced cell therapy company committed to cures for blood cancers and serious hematologic diseases, today announced that its previously announced public offering closed on December 21, 2020. The total number of ordinary shares sold by the Company was 9,343,750, inclusive of the full exercise of the underwriters’ option to purchase up to an additional 1,218,750 shares, at the public offering price of $8.00 per share, less underwriting discounts and commissions. After giving effect to the option closing, the shares sold by the Company resulted in aggregate gross proceeds to the Company of $74.75 million before deducting underwriting discounts and commissions and estimated offering expenses payable by the Company.

Piper Sandler & Co., Evercore Group L.L.C. and JMP Securities LLC acted as joint book-running managers for this offering.

A registration statement relating to these securities has been filed with the Securities and Exchange Commission on Form F-3 (File No. 333-234701) and declared effective on November 27, 2019. This offering was made by means of a prospectus supplement, which along with the accompanying base prospectus are part of the effective registration statement. Copies of the final prospectus supplement and the accompanying prospectus related to this offering may be obtained from: Piper Sandler & Co., 800 Nicollet Mall, J12S03, Minneapolis, Minnesota 55402, Attention: Prospectus Department, by telephone at (800) 747-3924 or by email at prospectus@psc.com; Evercore Group L.L.C., 55 East 52nd Street, New York, New York 10055, Attention: Equity Capital Markets, by telephone: (888) 474-0200, or by email at ecm.prospectus@evercore.com; or JMP Securities LLC, 600 Montgomery Street, 10th Floor, San Francisco, CA 94111, Attention: Prospectus Department, by calling (415) 835-8985 or by email at syndicate@jmpsecurities.com.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities, in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Gamida Cell

Gamida Cell is an advanced cell therapy company committed to cures for blood cancers and serious blood diseases. We harness our cell expansion platform to create therapies with the potential to redefine standards of care in areas of serious medical need.

Investor Contact:

Stephanie Ascher

Stern Investor Relations, Inc.

stephanie.ascher@sternir.com

1-212-362-1200

Media Inquiries:
Matthew Corcoran

mcorcoran@tenbridgecommunications.com
1-617-866-7350